2001 ANNUAL REPORT

METASOLV®
SOFTWARE

PRODUCT PORTFOLIO:

MetaSolv Solution
integrated service fulfillment solution

ASAP
service activation

Objectel
inventory management

OMS
order management

Policy Services
IP services management

Network Mediation
mediation solution

Service Analytics
SLA contract management

Network & Service Planning
geospatial network planning

MetaSolv is a global leader in service fulfillment solutions that help communications providers and businesses manage their traditional and next-generation networks and services. MetaSolv's operations support systems (OSS) products integrate and automate key communications network management processes, including network planning, inventory, operations, customer care, and service activation.

MetaSolv's product portfolio includes both integrated and modular solutions that enable flow-through provisioning, as well as mediation and contract management solutions. Together these products comprise one of the most comprehensive suites of OSS solutions available for wireless, IP, data, and traditional networks. The MetaSolv products help service providers manage the challenges of transitioning from circuit- to packet-based networks, or other network transformation such as 2.5G and 3G wireless.

MetaSolv offers the award-winning MetaSolv Solution™ 5.1, an integrated service fulfillment solution that automates order management, inventory management, trouble management, and workflow management processes, and an expanded portfolio of modular products, including SLA management, IP services management, and mediation solutions.

These solutions enable network transformation, improve productivity and provide access to more reliable network and customer information. Benefits of these solutions include reduced costs and enhanced customer service.

MetaSolv supports the fulfillment of all types of communications services over a variety of technologies to meet the needs of every type of service provider. MetaSolv has more than 150 customers, including many of the world's largest wireline and mobile wireless communications service providers, as well as leading utility, managed services, and cable companies. MetaSolv's OSS products support network technology from all major hardware equipment vendors.

In today's challenging competitive market, MetaSolv's customers realize measurable improvements in customer service, faster time-to-market with new products, and accuracy of information across their entire organizations. MetaSolv's innovative solutions help service providers and enterprises optimize their significant investments in communications networks and technology, leveraging communications to strengthen overall business success.

A Message to Our Stockholders

A YEAR OF ACCOMPLISHMENT AND CHALLENGES 2001 was a year of tumultuous change in the communications industry. At MetaSolv, we focused on business fundamentals that do not change: strengthening relationships with our customers, enhancing our products for the future, building a talented management team, controlling costs, and maintaining a strong financial position.

"Our priorities are listening closely to our customers, creating a culture of empowerment and innovation for our global workforce, and managing for long-term profitability."

Jim Janicki, CEO



We executed on a focused business strategy in 2001, and, as a result, MetaSolv enters 2002 as a clear global leader in operations support system (OSS) solutions for communication service providers. Our expanded portfolio of modular and integrated products – including world-class products recently acquired from Nortel Networks – is one of the most comprehensive and advanced portfolios of service provisioning software solutions available. We are poised for growth from new market opportunities with products to support mediation, IP management, and Service Level Agreement (SLA) management solutions, as well as our innovative enterprise communications management product offering.

In one of the most challenging years ever for the communications industry, we achieved solid financial performance. Highlights include:

- Revenues for 2001 were $119 million,
- MetaSolv was profitable in 2001, with reported earnings per share of $0.07, and pro forma* earnings per share of $0.27, and,
- We remained debt free and cash strong, with $137.6 million in total cash and marketable securities at the close of 2001 (prior to the use of $35 million for our recent acquisition).

Behind these numbers is a dedicated team of professionals that worked together to meet daunting market challenges head on, in order to deliver the products, services, and business support that helped MetaSolv take major steps forward in 2001. Our committed team of more than 800 employees continues to embrace change, while applying unmatched creativity and skill to their work on behalf of MetaSolv's customers. Our people are the key to our success in positioning MetaSolv for even stronger leadership in the future.

We also made important strides in 2001 in adding to MetaSolv's executive management team. Our leadership team's priorities are listening closely to our customers, creating a culture of empowerment and innovation for our global workforce, and managing for long-term profitability.

*Pro forma amounts exclude $7.8 million in after-tax charges. The reconciliation of pro forma to reported income can be found in the Net Income section of Management's Discussion and Analysis in this Annual Report.

"Our people are the key to our success in positioning MetaSolv for an even stronger leadership position in the future."



MOVING FORWARD Our strategic direction in 2001 focused on three initiatives: globalization, extending support for next-generation network technologies, and developing our enterprise communications management solution. In addition, we implemented important new customer care and quality programs overlaying these initiatives. We can proudly report success in achieving our goals on all of those fronts.

Key milestones in our globalization strategy include the release of MetaSolv Solution 5.0, a flexible, internationalized product, available in French, Portuguese, and Spanish, and designed for service providers operating in diverse regulatory, logistical, and geographic environments. To help deliver this product globally – and to provide enhanced customer care – MetaSolv opened new regional offices in Rio de Janeiro and in one of Europe's leading technology centers, Sophia-Antipolis, France. In 2001, 20 percent of our revenues came from outside North America, exceeding our target of 10 to 15 percent for the year.

Continuing our focus on service providers' needs in managing complex, hybrid networks transitioning from circuit-to packet-based technologies, our second major product upgrade in 2001, MetaSolv Solution 5.1, included enhancements to support next-generation technologies such as IP, multi-protocol label switching (MPLS), Gigabit Ethernet, ATM/Frame Relay, DSL, and Digital Loop Carrier (DLC). In conjunction with our quality enhancement initiative, MetaSolv Solution 5.1 was launched following the most thorough customer review, internal testing, and customer beta testing program in MetaSolv's history. We also extended our product functionality with leading edge geospatial technology for advanced network planning and design obtained in our acquisition of Montreal-based Lat45 Information Systems.



Our enterprise initiative met its goal of working with select customers and systems integration alliance partners to further develop a product and market strategy to offer solutions that help businesses reduce costs and leverage strategic communications resources to drive profitability.

FINANCIAL STRENGTH The economic challenges of 2001 required a careful balance of managing costs, continuing our conservative revenue recognition and spending practices, and taking advantage of opportunities to make strategic investments to position MetaSolv for future growth. In addition to remaining profitable and debt free in 2001, we increased gross margins to 74 percent, up from 71 percent in 2000. Our total cash and marketable securities declined marginally in 2001, from $142.5 million to $137.6 million, as a result of investments in technology and our Lat45 acquisition. In addition, stockholders' equity increased in 2001 from $149 million to $161 million.

We implemented several important cost control measures in 2001. We made the necessary, but difficult, decision to reduce our workforce, and we consolidated regional offices. At the same time, our commitment to the future development of our products remained strong. Spending on research and development totaled $31 million – an amount greater than the total revenues of many of our competitors.

"Our expanded portfolio of modular and integrated products is one of the most comprehensive and advanced portfolios of service provisioning software solutions available."



FUTURE POSITIONING One of the most important projects we launched in 2001 was the acquisition of OSS assets from Nortel Networks, a transaction announced and closed early in 2002. The acquisition delivered to MetaSolv an expanded product portfolio, a significant number of top tier customers in both North America and abroad, mature relationships with some of the world's leading systems integration firms, and a stellar team of communications software innovators. These new products will take us beyond core OSS applications, and into new market opportunities for network mediation, SLA management, and IP services management.

We already have made substantial progress integrating the acquired assets, including new offices in Ottawa, Toronto, and London, which added more than 300 people. And, we continue to execute a comprehensive product strategy designed to meet the needs of service providers and enterprises with both integrated and modular communications management solutions.

The driving force behind our strategy in 2001 was preparing for tomorrow's opportunities. Yes, it was a difficult year, and we were not immune to the impact of the industry downturn. But leveraging our solid foundation of business and financial performance, and the considerable knowledge and experience of our committed team of industry leaders, we took bold action to position the company for a bright, successful future.

As the technological evolution of communications networks continues at a rapid pace, a persistent need for management solutions that bridge that complex transformation will drive the OSS software market. Notwithstanding the current economic climate, significant long-term growth is predicted in the global market for OSS solutions, particularly for wireless and IP services, and SLA management. As an acknowledged industry leader, we believe MetaSolv is better positioned than any other provisioning solutions provider to seize those future opportunities. We have brought together the key ingredients for success, including:



- the most comprehensive portfolio of proven service fulfillment solutions available, for all types of services, including traditional voice, data, 2.5G and 3G mobile wireless, and IP-based services;
- a broad, diverse customer base of more than 150 leading communications service providers, including many of the world's best known communications services brands, as well as leading competitive service providers, and 30 wireless service providers from all global regions;
- an outstanding, enthusiastic team of industry experts and innovators, including one of the largest product management and development teams in our industry; and
- a seasoned executive management team, including our president and COO, Curtis Holmes, who joined MetaSolv early in 2001 after building a distinguished industry reputation during a 17-year career with Lucent Technologies.

While the near term visibility in our industry remains limited, we believe the need for greater efficiency in managing increasingly complex communications resources will continue to increase as new technologies that improve people's lives and businesses are deployed. MetaSolv will continue to play a key role in helping communications companies and enterprises compete effectively, reduce operational costs, and deliver new services to their customers quickly and profitably.

Our team can take pride in all that we accomplished together in 2001. As we strive to achieve increased profitable growth and enhanced shareholder value, I greatly appreciate your continued support and confidence in MetaSolv.

Sincerely,

James P. Janicki
Chief Executive Officer

2001 SUMMARY OF FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following table contains certain selected financial data that should be read in conjunction with our consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. The selected consolidated financial data for the years presented has been derived from our audited financial statements.

	Years Ended December 31,				
	2001[A]	2000	1999	1998	1997
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Total revenues	$ 118,846	$ 131,877	$ 73,007	$ 42,576	$ 9,299
Gross profit	87,945	93,140	46,073	26,475	6,717
Income (loss) from operations	2,971	18,388	3,718	(508)	65
Net income (loss)	2,717	16,043	2,645	(186)	120
Earnings (loss) per share of common stock:					
Basic	$ 0.07	$ 0.45	$ 0.17	$ (0.02)	$ 0.01
Diluted	$ 0.07	$ 0.40	$ 0.08	$ (0.02)	$ 0.00
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 80,658	$ 93,695	$ 112,341	$ 7,984	$ 3,639
Working capital	132,768	130,650	108,917	9,761	2,393
Total assets	188,017	197,628	147,216	26,527	11,940
Total current liabilities	26,456	48,403	28,291	11,935	5,346
Redeemable convertible preferred stock	—	—	—	12,610	2,610
Total stockholders' equity	$ 161,173	$ 148,950	$ 118,615	$ 1,826	$ 1,939

	Quarters Ended			
	December 31	September 30[A]	June 30	March 31
	(In thousands, except per share data)			
Unaudited Quarterly Consolidated Financial Data:				
2001:				
Total revenues	$ 18,712	$ 23,632	$ 37,696	$ 38,806
Gross profit	13,478	17,789	28,194	28,484
Income (loss) from operations	(2,021)	(7,007)	5,692	6,307
Net income (loss)	(521)	(6,404)	4,527	5,115
Earnings (loss) per share of common stock:				
Basic	$ (0.01)	$ (0.17)	$ 0.12	$ 0.14
Diluted	$ (0.01)	$ (0.17)	$ 0.12	$ 0.13
Market Prices of common stock:				
High	$ 9.10	$ 8.30	$ 14.81	$ 24.63
Low	$ 5.71	$ 5.00	$ 7.00	$ 7.00
2000:				
Total revenues	$ 37,804	$ 35,786	$ 32,297	$ 25,990
Gross profit	27,333	25,959	21,933	17,915
Income from operations	6,064	5,347	4,298	2,679
Net income	5,033	4,686	3,745	2,579
Earnings per share of common stock:				
Basic	$ 0.14	$ 0.13	$ 0.11	$ 0.07
Diluted	$ 0.13	$ 0.12	$ 0.09	$ 0.06
Market Prices of common stock:				
High	$ 40.75	$ 55.50	$ 60.00	$ 126.00
Low	$ 6.75	$ 29.50	$ 30.25	$ 45.88

[A] The third quarter of 2001 includes unusual charges of $3.1 million for restructuring costs and $2.9 million of in-process research and development expense which are included in the determination of operating income. The net loss for the third quarter of 2001 includes the $3.1 million of restructuring charges, $2.9 million of in-process research and development expense, and $3.4 million of write-downs for equity investments, net of a tax benefit of $3.0 million related to those items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading global provider of operational support system (OSS) software solutions that help communications providers and businesses manage their next-generation networks and services. Our products automate key communications management processes, from network planning and engineering to operations and customer care. Our products enable communications providers to increase revenue and reduce costs through more efficient management of network resources, quick deployment of communication services, and delivery of superior customer service. We derive substantially all of our revenue from the sale of software licenses, related professional services, and support of our packaged software to communications services providers.

The communications provider industry experienced significant financial weakness during 2001, and corporate consolidations affected a number of our customers. These consolidations caused revenues from some customers to decline or cease, while it strengthened and increased revenue from others. It also reduced the number of potential new sales opportunities for our products. Our number of active customers decreased from 109 at December 31, 2000, to 90 at December 31, 2001, primarily due to customers who have suffered financial problems. Our February 2002 acquisition increased the number of our active customers to more than 150.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Note 1 to the consolidated financial statements in this report describes the significant accounting policies and methods used in the preparation of the financial statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, contingencies, restructuring costs and other special charges. Actual results may differ from these estimates. The critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the financial statements.

We generally recognize license revenues when our customer has signed a license agreement, we have delivered the software product, product acceptance is not subject to express conditions, the fees are fixed or determinable and we consider collection to be probable. We allocate the agreed fees for multiple products and services licensed or sold in a single transaction among the products and services using the "residual method" as required by SOP 98-9, deferring the fair value of the undelivered elements and recognizing the residual amount of the fees as revenue upon delivery of the software license. On occasion we may enter into a license agreement with a customer requiring development of additional software functions or services necessary for the software's performance of specified functions. For those agreements, we recognize revenue for the entire arrangement on a percentage-of-completion basis as the development services are provided. We generally recognize service revenues as the services are performed. We recognize revenues from maintenance agreements ratably over the maintenance period, usually one year.

Licensing and service terms are typically covered by signed orders that reference our master agreement with the customer. Our sales for a given period typically involve large financial commitments from a relatively small number of customers. Accordingly, delays in the completion of sales near the end of a quarter could negatively impact revenues in that quarter. Consistent with industry practice, we sometimes agree to bill our license fees in more than one installment over extended periods. Generally when less than 50% of the arrangement fee is billed at the inception of the arrangement, or the installments extend beyond six months, amounts not due immediately are deferred and recorded as revenue when payments are due, assuming all revenue recognition criteria have been met.

Our software products are priced to meet the needs of each of our target market segments, from start-up resellers and corporate enterprises to large, facility-based incumbent service providers. We charge a base price for the core subsystems, coupled with additional license fees for add-on modules. In addition, we typically charge a per-user license fee, with customary volume discounts on purchases of large numbers of user licenses. We price annual maintenance and support contracts as a percentage of the license fee that is current for the product being maintained. For a new customer, our initial sale of licenses and associated services, including maintenance and support, generally ranges from several hundred thousand to several million dollars.

Service revenues consist principally of software implementation, consulting and customer training, as well as software maintenance agreements that include both customer support and the right to product updates. We use our own employees and subcontract with our system integrator partners to provide implementation-consulting services to our customers. We primarily offer and expect to continue to offer the majority of our services on an hourly basis. We also offer several fixed-price consulting packages, primarily for repeatable solutions.

Since we implement some of our services on a fixed fee basis, if we incur more costs than we expect in implementations, our profitability will suffer. Our process for tracking progress to completion on such arrangements is through individual detailed project plans and the regular review of labor hours incurred compared to estimated hours to complete the project. When estimates of costs to complete the project indicate that a loss will be incurred, these losses are recognized immediately.

Any estimation process, including that which is used in preparing contract accounting models, involves inherent risk. To the extent that our estimates of revenues and expenses on these contracts change periodically in the normal course of business, due to the modifications of our contractual arrangements or changes in cost, such changes would be reflected in the results of operations as a change in accounting estimates in the period the revisions are determined.

We normally ship our software and perform services shortly after we receive orders. As a result, our quarterly financial results are largely dependent on orders received during that period.

We do not recognize revenue in cases where a customer's ability to pay is not probable. Our method for identifying such situations is primarily through our collections process. When we have indications that a customer is facing financial difficulty we recognize revenue as cash payments are received. In addition, for customers not on the cash basis of accounting, we maintain an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. We regularly review the adequacy of our allowance for doubtful accounts through identification of specific receivables where it is expected that payment will not be received in addition to establishing a general reserve policy that is applied to all amounts that are not specifically identified. In determining specific receivables where collection may not be received, we review past due receivables and give consideration to prior collection history, changes in the customer's overall business condition and the potential risk associated with the customer's industry among other factors. The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due us could be adversely affected. The allowance for doubtful accounts reflects our best estimate as of the reporting dates. Changes may occur in the future, which may make us reassess the collectibility of amounts and at which time we may need to provide additional allowances in excess of that currently provided.

We evaluate our long-lived assets, including goodwill and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of any assets to be held and used is measured by a comparison of the carrying amount of any asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Acquisitions

On July 20, 2001, we acquired all of the outstanding shares of capital stock of Montreal-based Lat45 Information Systems Inc., a developer of geospatial software for planning, design and management of communications networks. Our acquisition of Lat45 Information Systems Inc. allows us to use graphical geospatial (geographic) technology to expand a service provider's capabilities in network planning and engineering functions and extends the MetaSolv Solution functionality to include support for market demand forecasting, network planning and design, service fulfillment, and executive decision support. We offer this product under the brand, MetaSolv Network and Service Planning™, both as a separate product and integrated with the MetaSolv Solution. The aggregate purchase price was approximately $9.0 million consisting of $6.2 million in cash and 366,666 exchangeable shares of MetaSolv Canada Holdings Inc., which are exchangeable for our shares on a one-to-one basis.

On February 1, 2002, we acquired certain OSS assets from Nortel Networks. With this acquisition, we extended our product portfolio with a leading carrier-class (highly scalable and reliable) service activation product, and several point solutions that allow communications service providers to efficiently manage and deliver differentiated services for Internet Protocol (IP), data, and wireless communications. As a result of the acquisition, we now offer a comprehensive suite of OSS solutions available for wireless, IP, data, and traditional networks and services. The acquisition also strengthens the worldwide scope of our product sales and services through an established presence in Europe. We acquired these assets for $35 million in cash and the assumption of certain liabilities on closing.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain line items in our statements of operations.

	Year Ended December 31,			% Of Dollar Changes	
	2001	2000	1999	2000-2001	1999-2000
Revenues:					
License	58%	54%	53%	(4%)	85%
Service	42%	46%	47%	(16%)	76%
Total revenues	100%	100%	100%	(10%)	81%
Cost of revenues:					
License	5%	4%	2%	20%	198%
Amortization of intangible assets	1%	—	—	n.m.	—
Service	20%	25%	35%	(31%)	33%
Total cost of revenues	26%	29%	37%	(20%)	44%
Gross profit	74%	71%	63%	(6%)	102%
Operating expenses:					
Research and development	26%	24%	23%	—	85%
Sales and marketing	23%	19%	20%	9%	71%
General and administrative	17%	14%	15%	10%	71%
Restructuring costs	3%	—	—	n.m.	—
In-process research and development	2%	—	—	n.m.	—
Total operating expenses	71%	57%	58%	14%	76%
Income from operations	2%	14%	5%	(84%)	395%
Loss on investments	3%	—	—	n.m.	—
Interest and other income, net	5%	6%	1%	(29%)	932%
Income before taxes	4%	20%	6%	(81%)	484%
Income tax expense	2%	8%	2%	(78%)	451%
Net income	2%	12%	4%	(83%)	507%

n.m. – not meaningful

REVENUES

Total revenues in 2001 were $118.8 million, compared to $131.9 million in 2000 and $73.0 million in 1999, representing a 10% year over year decrease in 2001 and an 81% year over year increase in 2000. The decrease in revenues during the most recent fiscal year is primarily related to fewer sales to new customers and, to a lesser extent, fewer follow-on sales to existing customers. We attribute the lower number of sales to overall lower capital spending in the communications industry. The sales slowdown adversely affected our license and implementation consulting revenue in 2001, while the impact was partially offset by a 33% increase in maintenance revenues. The increase in revenues between 1999 and 2000 resulted from an increase in the number of sales of software and related services to new customers, and also to higher follow-on sales of software modules, user licenses and related services to our existing customer base.

LICENSE FEES. License fee revenues decreased 4% to $68.4 million in 2001 from $71.6 million in 2000, after increasing 85% from $38.8 million in 1999. License revenue in the second half of 2001 was 60% below the first half. The decline in license fee revenues during 2001 is primarily due to fewer sales to new customers, and also to lower sales of modules and additional user seats to existing customers, where business contraction and their staff reductions have reduced their need for additional near-term capacity. Our product pricing remained relatively stable during 2001.

The increase in license revenue from 1999 to 2000 was largely due to a 33% increase in the number of customers using our products, larger license sales to new customers, and a 40% increase in follow-on sales of additional software modules and user licenses to existing customers.

We contracted with 10 new license customers during 2001, compared to 52 in 2000, not including new customers obtained through acquisition of the Lat45 Information Systems Inc. business in July 2001. While we expect weak market conditions to continue in the near-term, we ultimately expect our order activity and revenue will increase due to our more extensive product portfolio resulting from our February 2002 acquisition.

We believe that the lower order activity we have experienced in recent months, as well as the 4% decline in license revenue in 2001, is related to an overall slowdown in communications infrastructure spending by our potential customers.

SERVICES. Revenues from services were $50.4 million in 2001 compared to $60.2 million in 2000 and $34.2 million in 1999, representing a 16% year over year decrease in 2001 and a 76% year over year increase during 2000. The decline in service revenues during the most recent fiscal year was due to a 54% decline in consulting and education services, partially offset by a 33% increase in maintenance revenue.

Consulting and education services revenue was $15.5 million in 2001, $34.0 million in 2000, and $23.7 million in 1999. The decline in 2001 from 2000 in consulting and education services revenue was largely due to fewer new customer implementations related to fewer new license product sales and, to a lesser extent, lower spending by our existing customers on upgrades, product integrations and training of their employees. Our consulting revenue is also adversely affected by the increasing ability of alliance partners to provide consulting services directly to our customers, and license product enhancements and tools that shorten software implementation and upgrade times for our customers.

Our consulting and education services revenue will continue to be dependent on sales of new license products requiring implementations, and our customers' spending for enhancements and integrations that make their business more efficient.

Post-contract customer support, or maintenance revenues, increased to $34.9 million in 2001 from $26.3 million in 2000, and $10.5 million in 1999, representing year over year increases in 2001 and 2000 of 33% and 150%, respectively. The increases in maintenance revenue are due to a higher cumulative base of license products that we support. The number of customers from whom we recognize maintenance revenue declined 12% between the fourth quarter of 2001 and the year-ago period, largely due to consolidation among some of our customers and financial failure of others. The decline in the number of customers was most evident during the first half of 2001, and relatively stable during the second half of the year. The customer losses tended to be our smaller revenue accounts, while same-customer maintenance revenue from our remaining customers in 2001 increased over 2000, primarily due to their growth of operations and their follow-on purchases of our products.

We expect maintenance revenue to continue to increase in 2002 as our customer base increases with the inclusion of our support for customers using our newly acquired products, and also from additional maintenance-bearing license sales to new and existing customers. However, we also expect continued consolidations and financial weakness in some customers, and this may adversely impact their ability to pay for maintenance support.

CONCENTRATION OF REVENUES. In 2001, our top ten customers represented 36% of our total revenue, with no one customer accounting for more than 6% of revenue. However, in any given quarter, we generally derive a significant portion of our revenue from a small number of relatively large sales. While we believe that the loss of any one of these customers would not seriously harm our overall business or financial condition, our inability to consummate one or more substantial sales in any future period could seriously harm our operating results for that period.

INTERNATIONAL REVENUES. We recognized $26.9 million of revenue during 2001 from sources outside the United States, representing 23% of total revenue, up from 9% in 2000. We expect our international revenues to increase by a higher percentage than domestic sales during the next twelve months due to our February 2002 acquisition which brought an established European base of customers and local sales and support infrastructure, and also due to our product enhancements that specifically address the needs of European, Latin American and Asian customers.

COST OF REVENUES

LICENSE COSTS. License costs consist primarily of royalties for third party software that is used to develop or is embedded in our products, and for product features that were originally developed for specific customers. These software components are now included in our software and payments are made to the original companies that funded the development of those components. Licensing costs also includes costs of packaging materials and the production of software media and documentation.

License costs were $6.1 million in 2001, $5.1 million in 2000 and $1.7 million in 1999, representing 9%, 7% and 4% of license revenue in each year, respectively. The increases in license costs in 2001 and 2000, as a percentage of license revenue, were primarily due to royalty expenses for use of third party e-commerce software that we embedded in some of our products. In July 2001 we replaced this royalty-based agreement with a one-time payment for a perpetual license, thus reducing royalty expense as a percentage of license revenue. We expect future license costs to be between 6% and 7% of license revenue as we add and sell our newly acquired OSS products in 2002. We plan to continue the use of third party software where it provides an advantage for our customers. While this plan lowers our overall product development cost, it would increase our cost of license revenues.

AMORTIZATION OF INTANGIBLE ASSETS. For the year ended December 31, 2001, cost of revenues includes a $1.4 million charge for amortization of intangible assets. This amortization consists of $0.9 million of purchased technology rights and $0.5 million attributable to customer contracts purchased from Lat45 Information Systems Inc. The value assigned to intangible assets, primarily technology rights, is amortized over the estimated useful life of the assets using the greater of straight-line or the ratio that current gross revenues related to those assets bears to the total current and anticipated future gross revenues related to those assets. The estimated useful life of these assets range from nine months to thirty-six months.

SERVICE COSTS. Service costs consist primarily of costs associated with providing consulting, training and customer support (maintenance) services. These costs include compensation and related expenses for employees and fees for third party consultants who provide services for our customers under subcontract arrangements.

Service costs were $23.3 million in 2001, $33.6 million in 2000 and $25.2 million in 1999, representing 46%, 56% and 74% of service revenues in each year, respectively. The decline in service costs in 2001 was primarily due to lower use of subcontracted consultants related to lower demand for consulting services, partially offset by increased costs for customer support. The decrease in service costs as a percentage of service revenues was primarily due to the relatively higher proportion of higher-margin maintenance revenues, compared to consulting and training revenues.

We expect future service costs to increase due to growth in staffing to meet demand for services related to supporting our increasing customer base and additional products in 2002. Services costs are also expected to increase as we strengthen product support for overseas customers. Services margins as a percent of services revenue is expected to decline somewhat during 2002 as consulting revenues increase relative to maintenance revenues.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of costs related to our staff of software developers, contracted development costs, and the associated infrastructure costs required to support product development. Product research and development expenses during 2001 and 2000 were both $31.3 million, up from $17.0 million in 1999, representing 26%, 24% and 23% of total revenues in each year, respectively. While our research and development investment in 2001 was equal to our investment in 2000, the investment in 2001 reflects an 18% increase in research and development employees and a 52% decline in contracted development spending. During 2001, our research and development investments were focused on new products and enhancements to address next-generation communications networks, new features to address the needs of multinational communications providers and user-group defined product enhancements. The increase in research and development expense between 1999 and 2000 was due to additional engineering personnel and contracted development expenses required to create enhancements for communications networks utilizing newer technologies, adapting our software for international differences in data formats, standards and language, and also for significant architecture improvements.

We expect that our future investment in product development will continue to increase as we integrate the newly acquired OSS products to our portfolio, address emerging communications technologies in our products, and migrate our products to an integrated, modular suite. The modular structure of our products allows communications service providers to implement our product functionality in phases, depending on their needs, to realize near-term value and the longer-term benefits of an overall integrated system of our products.

Our product development methodology generally establishes technological feasibility near the end of the development process, when we have a working model. Costs incurred after the development of a working model and prior to product release are insignificant. Accordingly, we have not capitalized any software development costs.

SALES AND MARKETING EXPENSES. Sales and marketing expenses consist primarily of salary, commission, travel, trade show and other related expenses required to sell our software in our targeted markets. Sales and marketing expenses were $26.8 million in 2001, $24.5 million in 2000, and $14.3 million in 1999, representing 23%, 19% and 20% of revenues in each year, respectively. Sales and marketing expenses increased each year primarily due to the expansion of our sales and marketing staff, increased commission expense, and increased travel costs, coupled with higher expenses related to our expansion into Europe and Latin America. The increase in sales and marketing expenses as a percentage of revenues between 2000 and 2001 was due to the lower revenue in 2001. We expect that our sales and marketing expenses will continue to increase, particularly due to the integration of our sales and marketing teams with those from our recent acquisition, and as we increase our presence in Europe and Latin America.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of costs related to information systems infrastructure, facilities, finance and accounting, legal, human resources and corporate management not directly allocated to other departments. General and administrative expenses were $20.7 million in 2001, $18.9 million in 2000 and $11.1 million in 1999, representing 17%, 14% and 15% of revenues in each year, respectively. The increase in general and administrative expenses resulted primarily from a higher provision for doubtful accounts which increased to $8.6

million in 2001 from $6.8 million in 2000 and $1.8 million in 1999, and also due to staff increases in information systems and administrative functions to support the increased scale of our operations. We expect general and administrative expenses to continue to increase to support business growth, particularly support for the acquired products and our international operations. We expect general and administrative expenses to decline as a percentage of revenues as we increase administrative staffing proportionately less than expected revenue increases, and from relatively smaller provisions for bad debt.

RESTRUCTURING COSTS. In July 2001, we announced a corporate restructuring, and in the quarter ended September 30, 2001, we recorded a pre-tax restructuring charge of $3.1 million. This charge consisted of $2.0 million for a reduction in force of approximately 100 people, and approximately $1.1 million for lease commitments for certain field offices being closed and related fixed asset write-downs. The restructuring was in response to lower software license bookings and the expectation of lower revenues in the third and fourth quarters of 2001. We expect approximately $7.0 million of annualized savings from this restructuring program. Approximately $1.0 million is included in accrued liabilities, related primarily to future minimum lease commitments, which expire in 2004. We will have additional restructuring costs during the first quarter of 2002 to align with market conditions and eliminate redundant operations that resulted from our February 2002 acquisition.

IN-PROCESS RESEARCH AND DEVELOPMENT. In connection with our acquisition of Lat45 Information Systems Inc., we recorded a pre-tax charge of $2.9 million for acquired in-process research and development (IPR&D) during the quarter ended September 30, 2001. At the date of this acquisition, the IPR&D projects had not yet reached technological feasibility and had no alternative future uses. The projects generally included enhancements and upgrades to existing technology, enhanced communication among systems, introduction of new functionality and the development of new technology primarily for integration purposes. The value of the IPR&D was calculated using a discounted cash flow analysis of the anticipated income stream of the related product sales. The projected net cash flows were computed using a discount rate of 35% for the IPR&D project. It is anticipated that remaining costs to complete the projects will be approximately $1.4 million and project release dates will range from the fall of 2002 through spring of 2003. If these projects are not successfully developed, future revenues and profitability may be adversely affected, and the value of intangible assets acquired may become impaired.

LOSS ON INVESTMENTS

During the quarter ended September 30, 2001, we determined that the decline in fair value of two equity investments below their carrying value was other than temporary. Accordingly, we recorded a pre-tax charge of $3.4 million to write down the value of investments, based on an independent appraisal.

INTEREST AND OTHER INCOME, NET

Interest and other income, primarily consisting of interest income and interest expense, was $5.4 million in 2001, $7.7 million in 2000 and $0.7 million in 1999. The decrease in interest and other income from 2000 to 2001 was primarily due to lower interest rates earned on invested balances, partially offset by higher cash and marketable security balances during 2001. The increase in interest and other income in 2000 from 1999 was primarily the result of interest and dividends earned on higher cash and marketable securities balances resulting from our initial public offering in November 1999.

INCOME TAX EXPENSE

Income tax expense was $2.2 million in 2001, $10.0 million in 2000 and $1.8 million in 1999. As a percentage of income before taxes, income tax expense was 45.2% in 2001, 38.4% in 2000, and 40.7% in 1999. The increase in the effective tax rate during 2001 was due principally to the in-process research and development write-off that is not deductible for tax purposes. Tax expense as a percentage of pre-tax income differs from the federal statutory rate primarily due to these nondeductible costs and state taxes, partially offset by estimated tax credits in 2001. The 1999 tax expense rate also includes a non-recurring state tax adjustment.

NET INCOME

We recorded net income of $2.7 million during 2001, or $0.07 per share of common stock. This compares to $16.0 million net income in 2000 and $2.6 million net income in 1999, or $0.40 and $0.08 per diluted share in each year, respectively. On a pre-tax basis, 2001 net income includes:

- Lat45 Information Systems Inc. acquisition related charges of $4.3 million, including $2.9 million in in-process research and development costs, and $1.4 million in amortization of intangible assets;
- Restructuring charges during the third quarter of $3.1 million;
- Write-down of equity investments of $3.4 million; and
- Tax benefit of $3.0 million for these items.

Excluding these items, earnings per share on a pro forma basis were $0.27 per diluted share, compared to $0.40 in 2000.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, our primary sources of liquidity were $80.7 million in cash and cash equivalents, and $56.9 million in marketable securities, totaling $137.6 million and representing 73% of total assets. We have invested our cash in excess of current operating requirements in short and intermediate term investment grade securities that are available for sale as needed to finance our future growth. Total cash and marketable securities decreased $4.9 million, from $142.5 million at year-end 2000, due to the expenditures incurred to acquire Lat45 Information Systems Inc. and other operating assets.

Cash provided by operating activities was $5.2 million during 2001, compared to $36.1 million in 2000 and $10.4 million in 1999. The $5.2 million in cash from 2001 operating activities resulted from our $2.7 million of net income, adjusted for the following non-cash items included in net income: depreciation and amortization expense of $5.5 million, stock compensation expense of $0.4 million, income tax related adjustments of $1.2 million, write-downs of investment assets of $3.4 million, and purchased in-process research and development expense of $2.9 million, and a reduction in operating assets and liabilities of $11.0 million, primarily from lower deferred revenue, accounts payable, and accrued liabilities.

Deferred revenue consists primarily of prepaid maintenance revenue that we recognize on a pro-rata basis over the term of the agreement, and also includes customer payments that we have received for license products and services yet to be performed. Deferred revenues were $9.1 million as of December 31, 2001, compared to $24.0 million at December 31, 2000, reflecting a decrease in prepaid license contracts, largely related to release of our MetaSolv Solution 5.0 in April 2001 that some customers had ordered in 2000. The reduction in deferred revenue also reflects lower prepaid amounts for maintenance contracts due to some customers converting to quarterly payments to conserve their cash, and the inability of some customers to continue their maintenance contracts due to their financial difficulties.

Accounts receivable, net, decreased from $24.0 million at the end of 2000 to $12.9 million as of December 31, 2001. The $11.1 million decrease in receivables compares to the $19.1 million decrease in quarterly revenue in the quarter ended December 31, 2001, from a year ago.

Net cash used for investing activities was $20.9 million in 2001, comprised of $8.0 million in purchases of marketable securities, $6.8 million for the Lat45 Information Systems Inc. acquisition, and $6.1 million in capital expenditures for computing hardware and software, furniture, leasehold improvements and other operating assets. Net cash used for investing activities in 2000 and 1999 was $60.2 million and $7.1 million, respectively. We have no unusual capital commitments at December 31, 2001, and our principal commitments consist of obligations under operating leases described in Note 8 of the accompanying consolidated financial statements.

Net cash provided from financing activities was $2.6 million, $5.4 million, and $101.1 million in 2001, 2000, and 1999, respectively. The decrease in net cash from financing activities from 2000 to 2001 was due to lower proceeds from the exercise of stock options and employee stock purchases and the purchase of treasury stock in the first quarter 2001. Net cash from financing activities in 1999 included $100.4 million in proceeds from the initial public offering of our common stock.

We acquired certain OSS assets from Nortel Networks in February 2002 for $35 million in cash and the assumption of certain liabilities on closing.

We believe that our cash flows generated by operations, together with current cash and marketable securities balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. From time to time, we evaluate potential acquisitions of complementary businesses, products and technologies. Should cash balances be insufficient to complete one of these acquisitions, we may seek to sell additional equity or debt securities. The decision to sell additional equity or debt securities could be made at any time and could result in additional dilution to our stockholders.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used and establishes new standards on the recognition of certain identifiable intangible assets separate from goodwill for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

We adopted the provisions of SFAS No. 141 effective July 1, 2001 and will fully adopt SFAS No. 142 effective January 1, 2002. In accordance with the transitional provisions of SFAS No. 142, goodwill that was acquired in purchase business combinations completed after June 30, 2001 is not amortized, but is evaluated for impairment in accordance with the accounting literature in effect prior to the issuance of SFAS No. 142.

Under SFAS No. 142, we are required to perform transitional impairment tests for our goodwill as of the date of adoption. Step one *of the transitional goodwill impairment test, which compares the fair values of our reporting units to their respective carrying values*, will be completed by June 30, 2002. Transitional impairment losses for goodwill, if any, will be recognized as the cumulative effect of a change in accounting principle in our consolidated statement of income. Since we had not completed any acquisitions prior to June 30, 2001, we had no purchased intangible assets or goodwill that were being amortized prior to January 1, 2002. We completed our acquisition of Lat45 Information Systems Inc. in July of 2001 and recorded $6.4 million of goodwill, which is not being amortized pursuant to the provisions of this Standard. We are currently evaluating the impact of the transitional impairment requirements of this Standard, but the impact of its adoption is not expected to have a material impact on our results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation requirements of discontinued operations to include more disposal transactions. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, relative to discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 31, 2001. We are currently evaluating the requirements of this Standard, but the impact of its adoption, if any, is not expected to be material to our results of operations or financial position.

In November 2001, the FASB issued a staff announcement regarding the income statement characterization of reimbursements received for "out-of-pocket" expenses incurred. This announcement indicated that the FASB believes that reimbursements received for out-of-pocket expenses should be characterized as revenue in the income statement, where the service provider is the primary obligor with respect to purchasing goods and services from third parties, has supplier discretion and assumes credit risk for the transaction. The announcement is effective for financial reporting periods beginning after December 15, 2001. Upon application of the statement, comparative financial statements for prior periods should be reclassified. In the accompanying financial statements for each of the three years ended December 31, 2001, out of pocket expenses incurred have been offset against amounts billed to customers and must be reclassed as service revenue in the financial statements for fiscal year 2002. The impact of its adoption is not expected to be material to our results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks principally relates to changes in interest rates that may affect our fixed income investments. Our excess cash is invested in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high quality issuers and limit our credit exposure by restricting the amount of securities that may be placed with any single issuer. Our general policy is to limit the risk of principal loss and assure the safety of invested funds by limiting market and credit risk. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. At December 31, 2001, the weighted average pre-tax interest rate on the investment portfolio is approximately 2.4%. Market risk related to these investments can be estimated by measuring the impact of a near-term adverse movement of 10% in short-term market interest rates. If these rates average 10% more in 2001 than in 2000, there would be no material adverse impact on our results of operations or financial position.

We do not hedge our foreign currency exposure, nor do we use derivative financial instruments for speculative trading purposes. Market risk related to foreign currency exchange rates can be estimated by measuring the impact of a near-term adverse movement of 10% in foreign currency exchange rates against the U.S. dollar. If these rates average 10% more in 2002 than in 2001, there would be no material adverse impact on our results of operations or financial position. During 2001, had these rates averaged 10% more than in 2000, there would have been no material impact on our results of operations or financial position.

FORWARD-LOOKING STATEMENTS

This report includes certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, the development of our businesses, the markets for our products and services, our anticipated capital expenditures, operations, support systems, changes in regulatory requirements and other statements regarding matters that are not historical facts. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and other similar expressions are intended to identify such forward-looking statements. Although we believe that that these forward looking statements reasonably reflect our plans, intentions, and expectations, we can give no assurance that we will achieve these plans, intentions, or expectations. Certain important factors that could cause actual results to differ materially from the forward-looking statements we make in this report include, without limitation, the following:

- Our quarterly operating results are difficult to predict and can vary significantly;
- We could be materially harmed if we fail to anticipate and react to rapid changes in the communications market;
- We could be materially harmed if consolidation in the communications industry reduces customer demand for the products and services we provide;
- We could be materially harmed if our customers are unable to obtain financing to continue their operations or for continued expansion of their businesses;
- Expected increased competition could result in price reductions, reduced gross margins, and loss of market share; and
- Other factors identified in our Securities and Exchange Commission filings, including, but not limited to those discussed in our Annual Report on Form 10-K for 2001.

Many of these risks and uncertainties are beyond our control, and in many cases we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this report. In light of these risks, uncertainties, and assumptions, the forward-looking events we discuss in this report might not occur.

Our forward-looking statements speak only as of the date made, and other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
MetaSolv, Inc.

We have audited the accompanying consolidated balance sheets of MetaSolv, Inc. and subsidiaries as of December 31, 2001, and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetaSolv, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, during 2001 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP
Dallas, Texas
February 12, 2002

METASOLV, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

(In thousands, except share and per share data)

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 80,658	$ 93,695
Marketable securities	56,919	48,843
Trade accounts receivable, less allowance for doubtful accounts of $3,171 in 2001 and $5,200 in 2000	12,913	23,994
Unbilled receivables	617	1,510
Prepaid expenses	2,095	6,090
Deferred tax assets and other current assets	6,022	4,921
Total current assets	159,224	179,053
Property and equipment, net	16,586	14,491
Equity investments	571	4,000
Goodwill and other intangible assets	10,990	—
Other assets	646	84
Total assets	$ 188,017	$ 197,628
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,663	$ 7,910
Accrued expenses	13,679	16,468
Deferred revenue	9,114	24,025
Total current liabilities	26,456	48,403
Deferred income taxes	388	275
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.005 par value, 100,000,000 shares authorized, shares issued and outstanding: 37,422,649 in 2001, and 35,930,345 in 2000	187	180
Additional paid-in capital	139,750	130,522
Deferred compensation	(154)	(300)
Accumulated other comprehensive income	125	—
Retained earnings	21,265	18,548
Total stockholders' equity	161,173	148,950
Total liabilities and stockholders' equity	$ 188,017	$ 197,628

See accompanying notes to consolidated financial statements.

METASOLV, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2001, 2000 and 1999

(In thousands, except per share data)

	Years Ended December 31,		
	2001	2000	1999
Revenues:			
License	$ 68,412	$ 71,632	$ 38,788
Service	50,434	60,245	34,219
Total revenues	118,846	131,877	73,007
Cost of revenues:			
License	6,141	5,124	1,719
Amortization of intangible assets	1,417	—	—
Service	23,343	33,613	25,215
Total cost of revenues	30,901	38,737	26,934
Gross profit	87,945	93,140	46,073
Operating expenses:			
Research and development	31,346	31,304	16,952
Sales and marketing	26,815	24,545	14,331
General and administrative	20,731	18,903	11,072
Restructuring costs	3,142	—	—
In process R&D write-off	2,940	—	—
Total operating expenses	84,974	74,752	42,355
Income from operations	2,971	18,388	3,718
Interest and other income, net	5,419	7,659	742
Loss on investments	(3,429)	—	—
Income before taxes	4,961	26,047	4,460
Income tax expense	2,244	10,004	1,815
Net income	$ 2,717	$ 16,043	$ 2,645
Earnings per share of common stock:			
Basic	$ 0.07	$ 0.45	$ 0.17
Diluted	$ 0.07	$ 0.40	$ 0.08

See accompanying notes to consolidated financial statements.

METASOLV, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2001, 2000 and 1999

(In thousands, except share amounts)

	Convertible Preferred stock		Common stock		Treasury stock		Additional paid-in capital	Common stock subscription	Deferred compensation	Accumulated other comprehensive income	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount						
Balance, December 31, 1998	6,650,000	$ 18	11,646,580	$ 58	—	$ —	$ 1,890	$ —	$ —	$ —	$ (140)	$ 1,826
Net income	—	—	—	—	—	—	—	—	—	—	2,645	2,645
Exercise of stock options	—	—	862,448	4	—	—	775	(47)	—	—	—	732
Issuance of common stock	—	—	5,750,000	29	—	—	100,374	—	—	—	—	100,403
Purchase of treasury stock	—	—	—	—	24,000	(14)	—	—	—	—	—	(14)
Conversion of redeemable convertible preferred stock	—	—	9,595,306	48	—	—	12,562	—	—	—	—	12,610
Conversion of convertible preferred stock	(6,650,000)	(18)	6,650,000	33	—	—	(58)	—	—	—	—	(43)
Tax benefit from disqualifying dispositions	—	—	—	—	—	—	356	—	—	—	—	356
Stock compensation	—	—	—	—	—	—	656	—	(656)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	100	—	—	100
Balance, December 31, 1999	—	—	34,504,334	172	24,000	(14)	116,555	(47)	(556)	—	2,505	118,615
Net income	—	—	—	—	—	—	—	—	—	—	16,043	16,043
Exercise of stock options	—	—	1,212,662	7	—	—	1,655	—	—	—	—	1,662
Issuance of common stock for ESP	—	—	213,349	1	—	—	3,348	—	—	—	—	3,349
Purchase of treasury stock	—	—	—	—	1,440	(1)	—	—	—	—	—	(1)
Reissuance of treasury stock	—	—	—	—	(25,440)	15	374	—	—	—	—	389
Tax benefit from disqualifying dispositions	—	—	—	—	—	—	8,614	—	—	—	—	8,614
Amortization of deferred compensation	—	—	—	—	—	—	—	—	256	—	—	256
Repayment of subscription note	—	—	—	—	—	—	—	23	—	—	—	23
Balance, December 31, 2000	—	—	35,930,345	180	—	—	130,546	(24)	(300)	—	18,548	148,950
Comprehensive income:												
Net income	—	—	—	—	—	—	—	—	—	—	2,717	2,717
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	123	—	123
Foreign currency translation	—	—	—	—	—	—	—	—	—	2	—	2
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,842
Exercise of stock options	—	—	971,626	4	—	—	2,040	—	—	—	—	2,044
Issuance of common stock for ESP	—	—	313,101	2	—	—	2,162	—	—	—	—	2,164
Issuance of common stock for acquisition	—	—	366,666	2	—	—	2,803	—	—	—	—	2,805
Purchase of treasury stock	—	—	—	—	163,049	(1,602)	—	—	—	—	—	(1,602)
Reissuance of treasury stock	—	—	—	—	(3,960)	11	—	—	—	—	—	11
Cancellation of treasury stock	—	—	(159,089)	(1)	(159,089)	1,591	(1,590)	—	—	—	—	—
Tax benefit from disqualifying dispositions	—	—	—	—	—	—	3,559	—	—	—	—	3,559
Stock compensation	—	—	—	—	—	—	254	—	(150)	—	—	104
Amortization of deferred compensation	—	—	—	—	—	—	—	—	296	—	—	296
Balance, December 31, 2001	—	$ —	37,422,649	$ 187	—	$ —	$139,774	$ (24)	$ (154)	$ 125	$ 21,265	$161,173

See accompanying notes to consolidated financial statements.

METASOLV, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,717	$ 16,043	$ 2,645
Adjustments to reconcile net income to net cash *provided by operating activities:*			
Depreciation and amortization	5,462	2,760	1,741
Stock compensation	400	256	100
Loss on asset disposal	76	26	180
Deferred tax benefit	(2,423)	(2,577)	(583)
Tax benefit for disqualifying dispositions	3,559	8,614	356
Loss on investments	3,429	—	—
Purchased in-process research and development	2,940	—	—
Changes in operating assets and liabilities (net of effect of acquisition):			
Trade accounts receivable, net	11,125	(7,239)	(5,677)
Unbilled receivables	893	2,554	(3,107)
Other assets	3,009	(4,447)	(1,642)
Accounts payable and accrued expenses	(11,029)	7,781	7,310
Deferred revenue	(14,959)	12,331	9,046
Net cash provided by operating activities	5,199	36,102	10,369
Cash flows from investing activities:			
Purchases of property and equipment	(6,060)	(7,327)	(7,133)
Purchase of equity investments	—	(4,000)	—
Purchase of marketable securities	(7,953)	(48,843)	—
Acquisition of Lat45 Information Systems Inc.	(6,842)	—	—
Net cash used in investing activities	(20,855)	(60,170)	(7,133)
Cash flows from financing activities:			
Borrowings from bank	—	—	1,866
Payments on debt	—	—	(1,866)
Proceeds from initial public offering	—	—	100,403
Proceeds from issuance of common stock	4,208	5,034	732
Purchase of treasury stock	(1,602)	(1)	(14)
Reissuance of treasury stock	11	389	—
Net cash provided by financing activities	2,617	5,422	101,121
Effect of exchange rate changes on cash	2	—	—
Increase (decrease) in cash and cash equivalents	(13,037)	(18,646)	104,357
Cash and cash equivalents, beginning of year	93,695	112,341	7,984
Cash and cash equivalents, end of year	$ 80,658	$ 93,695	$ 112,341
Supplemental disclosures of cash flow information —			
Cash paid during the year for:			
Interest	$ 71	$ 48	$ 155
Income taxes	$ 2,253	$ 6,010	$ 868
Non-cash investing and financing activities —			
Issuance of common stock for acquisition	$ 2,805	$ —	$ —

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

1) Organization and Summary of Significant Accounting Policies

MetaSolv, Inc. (the "Company"), a Delaware corporation headquartered in Plano, Texas, is a provider of software designed to automate the management of communications networks. Communications service providers using our software are able to efficiently enter, manage and fulfill orders for service from their customers. These communications service providers offer a full array of communications services including local and long distance telephone services, high-speed data services and Internet services, often as a bundled offering. The Company derives substantially all of its revenue from the sale of licenses, related professional services, maintenance and support of packaged software products to convergent communications service providers and, in 2001, began offering the products and services to large enterprises that need to manage their significant internal networks and interfaces to their external service providers.

a) Principles of Consolidation

The consolidated financial statements include the financial statements of MetaSolv, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b) Revenue Recognition

The Company's software products are licensed to customers primarily through the direct sales force. The Company's software licensing arrangements typically include multiple elements, such as software products, post-contract customer support, consulting, and training. On January 1, 2000, the Company adopted the residual method of revenue recognition for these arrangements. Under the residual method, the aggregate arrangement fee is allocated to each of the undelivered elements in an amount equal to their fair value, with the residual of the arrangement fee allocated to the delivered elements. Fair values are based upon vendor specific objective evidence. Fees allocated to each software element of the arrangement are recognized as revenue when the following criteria have been met: (a) a written contract for the license of software has been executed, (b) the product has been delivered to the customer, (c) the license fee is fixed or determinable, and (d) collectibility of the resulting receivable is deemed probable. If evidence of fair value of the undelivered elements of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered. Fees allocated to post-contract customer support are recognized as revenue ratably over the support period. Fees allocated to other services are recognized as revenue as the service is performed. The adoption of this method of revenue recognition did not have a material impact on the Company's financial position or results of operation.

The Company is frequently engaged to provide consulting and implementation services in connection with the licensing of its software. In situations where such services include significant modification or customization of the software or are otherwise essential to the functionality of the software, revenues relating to the software license and services are aggregated and the combined revenues are recognized using the percentage-of-completion method. Revenue earned using the percentage-of-completion method is based on management's estimate of progress towards completion. Changes to estimates of progress towards completion, if any, are accounted for as a change in estimate in the period of the change. Of total deferred revenues, $151,000 and $2,801,000 as of December 31, 2001 and 2000, respectively, represented billings in excess of costs and related profits on certain contracts accounted for under the percentage-of-completion method. Of total unbilled receivables, $1,204,000 as of December 31, 2000, represented costs and related profits in excess of billings on contracts accounted for under the percentage-of-completion method.

Accounts receivable include only those amounts due from customers for which revenue has been recognized. Deferred revenue includes amounts received from customers for which revenue has not been recognized.

c) Cash and Cash Equivalents

Cash equivalents consist of investments in an interest-bearing money market account and commercial paper with maturities of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

d) Marketable Securities and Equity Investments

Marketable securities at December 31, 2001 consist of $26,200,000 of commercial paper with remaining contractual maturities of 60 days or less, debt securities issued by U.S. government agencies of $24,600,000 with remaining contractual maturities of 12 months or less and $6,100,000 of corporate bonds. Marketable securities are classified as available-for-sale and recorded at fair value. Unrealized gains were $123,000 at December 31, 2001.

The Company uses the cost method to account for its investments in equity securities. A decline in the market value of any investment deemed to be other than temporary is charged to earnings. During 2001, the Company recorded an impairment charge of $3,429,000 for other than temporary declines in the value of its investments.

e) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the term of the lease, if shorter. The estimated useful lives are as follows:

	Years
Furniture and fixtures	7
Computer equipment	3
Leasehold improvements	3-11
Other equipment	3-7

f) Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities.

g) Research and Development Costs

Research and development costs incurred prior to the establishment of technological feasibility of the product are expensed as incurred. After technological feasibility is established, any additional software development costs are capitalized. The Company believes its process for developing software is essentially completed concurrently with the establishment of technological feasibility and, accordingly, no software development costs have been capitalized to date.

In connection with the acquisition of Lat45 Information Systems Inc., the Company recorded a charge of $2,940,000 for acquired in-process research and development. At the date of the acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. The projects generally included enhancements and upgrades to existing technology, enhanced communication among systems, introduction of new functionality and the development of new technology primarily for integration purposes. The value of the in-process research and development was calculated using a discounted cash flow analysis of the anticipated income stream of the related product sales. The projected net cash flows were computed using a discount rate of 35% for the in-process research and development projects. It is anticipated that remaining costs to complete the projects will be approximately $1,400,000 and project release dates will range from the fall 2002 through spring 2003. If these projects are not successfully developed, future revenues and profitability may be adversely affected, and the value of intangible assets acquired may become impaired.

h) Accounting for Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairments to be recognized are measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

i) Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of existing assets and liabilities recorded for financial reporting purposes and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is reflected in income tax expense in the period that includes the enactment date.

j) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded only if the fair value of the underlying stock exceeded its exercise price on the date of grant.

l) Comprehensive Income

The Company reports comprehensive income in its consolidated statement of stockholders' equity. Comprehensive income represents changes in stockholders' equity from non-owner sources. For the three years ended December 31, 2001, unrealized gains on available-for-sale securities and foreign currency translations were the only items of other comprehensive income for the Company. The unrealized gains on available-for-sale securities for the year ended December 31, 2001 were $123,000. The foreign currency translation amount for the year ended December 31, 2001 was $2,000.

m) Foreign Currency Translations

For all significant non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income, a separate component of stockholders' equity.

n) Earnings Per Share of Common Stock

Basic earnings per share are computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the incremental increase in common shares outstanding assuming the exercise of all stock options and conversion of all preferred stock that would have had a dilutive effect on earnings per share.

o) Stock Split

On October 28, 1999, the Company consummated a 2 for 1 split of all classes of its common and preferred stock. The financial statements have been adjusted to give retroactive effect to the stock split.

p) Reclassifications

Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

q) Accounting Change

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used and establishes new standards for the recognition of certain identifiable intangible assets, separate from goodwill, for all business combinations initiated after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

The Company adopted the provisions of SFAS No. 141 effective July 1, 2001 and will fully adopt SFAS No. 142 effective January 1, 2002. In accordance with the transition provisions of SFAS No. 142, goodwill acquired in purchase business combinations completed after June 30, 2001 is not amortized, but is evaluated for impairment in accordance with the accounting literature in effect prior to the issuance of SFAS No. 142. The Company's goodwill balance of approximately $6,375,000 is not being amortized as it all relates to acquisitions completed subsequent to June 30, 2001 (see Note 11).

2) Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2001	2000
Property and equipment at cost		
Land	$ 3,671	$ 3,671
Computer equipment and software	11,291	8,129
Furniture and fixtures	3,722	3,134
Leasehold improvements	4,475	3,006
Other equipment	1,999	1,281
Construction in progress	389	668
	25,547	19,889
Less accumulated depreciation and amortization	(8,961)	(5,398)
Property and equipment, net	$ 16,586	$14,491

3) Income Taxes

Income tax expense for the years ended December 31, 2001, 2000 and 1999 consists of the following (in thousands):

	December 31,		
	2001	2000	1999
Current income tax expense:			
Federal	$ 4,033	$10,676	$2,055
Foreign	(18)	135	—
State	652	1,770	343
	4,667	12,581	2,398
Deferred income tax expense (benefit):			
Federal	(2,231)	(2,294)	(489)
State	(192)	(283)	(94)
	(2,423)	(2,577)	(583)
Total expense	$ 2,244	$10,004	$1,815

During 2001, 2000, and 1999 income before income taxes included approximately $27,000, $451,000, and $23,000, respectively, of non-U.S. income. Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to income before taxes in the years ended December 31, 2001 and 2000, and 34 percent in the year ended December 31, 1999, as follows (in thousands):

	December 31,		
	2001	2000	1999
Computed "expected" tax expense	$ 1,736	$ 9,116	$1,516
Expenses not deductible for tax purposes	175	167	73
State and local taxes, net of federal benefit	284	932	177
Acquired in process research and development	1,029	—	—
Research and development tax credits	(1,189)	(1,211)	—
Other	209	1,000	49
Income tax expense	$ 2,244	$10,004	$1,815

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	December 31,	
	2001	2000
Deferred tax assets:		
Accrued expenses	$ 1,274	$ 1,351
Allowance for doubtful accounts	1,335	2,006
R&D credit carryforward	1,645	567
Investment valuation differences	1,323	—
Total deferred tax assets	5,577	3,924
Deferred tax liabilities:		
Technology rights	(1,659)	—
Property and equipment, due to differences in basis and depreciation	(52)	(275)
Total deferred tax liabilities	(1,711)	(275)
Net deferred tax asset	$ 3,866	$ 3,649

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

The Company has aggregate non-U.S. tax loss carryforwards of approximately $5,200,000 which expire through the year 2008.

4) Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2001	2000
Accrued royalties	$ 4,191	$ 5,308
Employee compensation	2,635	5,682
Income taxes payable	1,608	190
Sales tax payable	286	1,145
Restructuring expenses	1,006	—
Other expenses	3,953	4,143
	$ 13,679	$16,468

5) Convertible Preferred Stock and Redeemable Convertible Preferred Stock

In 1996, the Company issued 6,458,480 shares of Class B redeemable convertible preferred stock for net cash proceeds of $2,475,000. In 1997, the Company issued 279,680 additional shares of Class B redeemable convertible preferred stock for cash proceeds of $110,000. In 1998, the Company issued 2,857,146 shares of Class C redeemable convertible preferred stock for cash proceeds of $10,000,000. In November 1999, effective with the Company's initial public offering, each share of outstanding convertible preferred stock and redeemable convertible preferred stock was converted to one share of common stock. These share amounts have been adjusted for stock splits in June 1998 and October 1999.

6) Stock Option Plan and Employee Stock Purchase Plan

The Company has adopted the MetaSolv, Inc. Long-Term Incentive Plan pursuant to which the Board of Directors may grant stock options to officers and employees. The plan at its adoption authorized grants of options to purchase up to 9,320,000 shares of authorized but unissued common stock. The number of shares issuable under the plan increases by 5% of the Company's outstanding common stock as of January 1 of each of the first five calendar years following adoption of the plan. Accordingly, as of January 1, 2002, the number of shares authorized under the plan increased to 14,711,666. At December 31, 2001, there were 2,153,589 additional shares available for grant under the plan.

Generally, stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All options have terms of ten years or less, and most options vest in four or five equal cumulative installments beginning on the first anniversary of the grant date. The per share weighted-average fair value of stock options granted for the years ended December 31, 2001, 2000 and 1999 was $7.09, $21.13 and $0.99, respectively, as estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 4.2% for 2001 and 6% for years 2000 and 1999, an expected life of five years, and volatility of 107% for 2001, 80% for 2000 and 0% for 1999.

The Company applies APB Opinion No. 25 in accounting for stock options granted to employees and non-employee directors under its stock option plans. The Company recorded deferred compensation of $150,000 in 2001 and $656,000 in 1999 as a result of granting stock options with exercise prices below the estimated fair value per share of the Company's common stock at the date of grant. Deferred compensation has been recorded as a component of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options. Amortization of deferred compensation was $296,000, $256,000 and $100,000 in 2001, 2000, and 1999, respectively.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options and activity under the Employee Stock Purchase Plan under SFAS No. 123, Accounting for Stock Based Compensation, the Company's net income (loss) would have been changed to the pro forma amounts indicated below (in thousands, except per share data):

	Year ended December 31,		
	2001	2000	1999
Net income (loss):			
As reported	$ 2,717	$ 16,043	$ 2,645
Pro forma	$ (3,875)	$ 10,921	$ 2,194
Earnings (loss) per share of common stock:			
Basic:			
As reported	$ 0.07	$ 0.45	$ 0.17
Pro forma	$ (0.11)	$ 0.31	$ 0.14
Diluted:			
As reported	$ 0.07	$ 0.40	$ 0.08
Pro forma	$ (0.11)	$ 0.27	$ 0.07

Pro forma net income (loss) reflects only stock options granted after December 31, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting periods of five years and compensation expense pertaining to stock options granted in prior periods is not considered.

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted-average exercise price
Balance as of December 31, 1998	4,430,440	$ 0.78
Granted	3,209,200	3.93
Exercised	(862,448)	0.86
Forfeited	(462,080)	1.97
Balance as of December 31, 1999	6,315,112	2.28
Granted	1,493,665	31.62
Exercised	(1,214,262)	1.37
Forfeited	(518,170)	8.51
Balance as of December 31, 2000	6,076,345	9.14
Granted	3,588,950	8.91
Exercised	(975,586)	2.11
Forfeited	(1,271,240)	8.74
Balance as of December 31, 2001	7,418,469	$ 10.02

At December 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.24 to $97.75 and 4.95 years, respectively. The following table presents information about outstanding stock options as of December 31, 2001:

		Weighted average		Options vested and exercisable	
Range of Exercise Prices	Number of options	Exercise price	Remaining contractual life	Number of options	Weighted average exercise price
$ .24 – 3.50	1,641,424	$ 0.84	5.37	1,225,464	$ 0.66
3.65 – 7.63	2,176,540	5.64	6.09	318,504	3.86
7.88 – 8.80	1,505,650	8.66	4.33	3,300	8.00
9.75 – 21.88	1,484,680	13.47	4.06	123,555	18.64
33.25 – 97.75	610,175	45.37	3.50	161,795	46.39
Totals	7,418,469			1,832,618	

At December 31, 2001, 2000 and 1999, 1,832,618, 1,588,677, and 1,532,362 options were vested and exercisable at a weighted-average exercise price of $6.48, $1.41, and $0.56, respectively.

In August 1999, the Company adopted the MetaSolv, Inc. Employee Stock Purchase Plan. The plan was authorized to issue 600,000 shares of authorized and unissued common stock, and shares issuable under the plan increase annually during the first five years following adoption of the plan by 1% of the Company's outstanding common stock. Accordingly, as of January 1, 2002, the number of shares authorized under the plan increased to 1,678,333. The plan allows employees to purchase common stock at a 15% discount from the lower of the fair market value of the common stock at the beginning of the enrollment period or the purchase date. During 2001, there were 313,101 shares of common stock issued under the plan.

7) 401(k) Plan and Trust Agreement

The Company has a 401(k) Plan and Trust Agreement under which employees are entitled to contribute up to 15% of their salary, subject to certain regulatory limitations. In 2001, 2000 and 1999, the Company made profit sharing contributions of approximately $618,000, $667,000 and $594,000, respectively, to the plan.

8) Commitments and Contingencies

Leases

The Company leases its offices under operating leases, which expire through 2010. Future minimum annual rent payments for leases having initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

Years ending December 31,	Total minimum lease payments
2002	$ 3,547
2003	3,555
2004	3,388
2005	2,971
2006	2,814
Thereafter	9,873
	$26,148

Rent expense for the years ended December 31, 2001, 2000, and 1999 amounted to $4,651,000, $3,379,000, and $1,675,000, respectively.

Legal Proceedings

On November 1, 2001, Bernstein Liebhard & Lifshitz, LLP announced that it had filed a class action suit in the United States District Court for the Southern District of New York against MetaSolv Software, Inc., Morgan Stanley Dean Witter, Inc., BancBoston Robertson Stephens, Inc., Jeffries & Company, Inc., James P. Janicki, and Glenn A. Etherington, alleging violations of Sections 11 and 15 of the Securities Act of 1933 and alleging violations of Section 12(a)(2) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder against Morgan Stanley Dean Witter, Inc., BancBoston Robertson Stephens, Inc., and Jeffries & Company, Inc. The named plaintiff is Colbert Birnet, L.P. The complaint seeks unspecified damages as a result of various alleged securities law violations arising from activities purportedly engaged in by the underwriters in connection with our initial public offering. The plaintiffs allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The plaintiffs allege that the prospectus for our initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements.

The Company believes that the suit is without merit and that the Company and its officers have fully complied with applicable laws and regulations. The Company does not expect this action will impact its operations or financial results.

Letter of Credit

The Company had a standby letter of credit (in lieu of a security deposit) $1,300,000 as of December 31, 2001 and 2000.

9) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Year ended December 31,		
	2001	2000	1999
Numerator:			
Net income	$ 2,717	$ 16,043	$ 2,645
Denominator:			
Denominator for basic earnings per share weighted-average common shares outstanding	36,717	35,430	15,582
Effect of dilutive securities:			
Preferred stock	—	—	13,538
Employee stock options	2,890	4,759	4,042
Denominator for diluted earnings per share weighted average common and common equivalent shares outstanding	39,607	40,189	33,162
Earnings per common share:			
Basic	$ 0.07	$ 0.45	$ 0.17
Diluted	$ 0.07	$ 0.40	$ 0.08

Securities that were not included in the computation of diluted earnings per share because their effect was antidilutive consist of options to purchase 1,458,055 shares of common stock in 2001 and 1,479,695 shares of common stock in 2000.

10) Segment Information and Concentration of Credit Risk

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision-maker is considered to be the Chief Operating Officer (COO). The COO reviews financial information presented on a Company-wide basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the COO is identical to the information presented in the accompanying statements of operations. Therefore, the Company operates in a single operating segment: communications software and related services.

Revenue information regarding operations for different products and services is as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Revenues:			
Software license fees	$ 68,412	$ 71,632	$ 38,788
Professional services	15,509	33,995	23,710
Post-contract customer support	34,925	26,250	10,509
Total revenues	$ 118,846	$ 131,877	$ 73,007

The Company has derived most of its revenues from the United States. Total revenue derived from non-U.S. locations was approximately $26,922,000, $12,156,000, and $2,522,000 in 2001, 2000, and 1999, respectively. Outside of the U.S., no individual country accounted for more than 10% of total revenues.

The Company licenses its communications software products to a broad range of communication service providers. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral or other security to support its trade accounts receivable. During 1999 one customer represented 13% of total revenues.

11) Acquisitions

On July 20, 2001, the Company, through its wholly owned subsidiary MetaSolv Canada Holdings Inc., acquired all of the outstanding shares of capital stock of Montreal based Lat45 Information Systems Inc., a developer of geospatial software for planning, design and management of communications networks. The aggregate purchase price consisted of $6,195,000 in cash (excluding acquisition costs of $600,000) and 366,666 exchangeable shares of MetaSolv Canada Holdings Inc. valued at $2,805,000. Initially, each of these shares is exchangeable for one share of MetaSolv, Inc. common stock. In addition, the shareholders of Lat45 Information Systems Inc. were eligible to receive up to an additional $2,000,000 in cash upon the completion of certain revenue milestones prior to December 31, 2001, and the absence of any misrepresentation or breach of warranty within one year from the closing of the acquisition. These revenue milestones were not achieved.

The acquisition of Lat45 Information Systems Inc. allows the Company to use graphical geospatial technology to business and communications network planning and engineering functions that are key to the customer's network planning and engineering capabilities. This acquisition extends the MetaSolv Solution™ product under the brand, MetaSolv Network and Service Planning™, both as a separate product and integrated with the MetaSolv Solution.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Lat45 Information Systems Inc. have been included in the Company's consolidated financial statements since July 21, 2001. The purchase price has been allocated to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition. The excess of the purchase price over the fair value of the net identifiable assets, totaling $6,375,000 was allocated to goodwill. Approximately $6,032,000 was allocated to intangible assets, primarily technology rights, which will be amortized over a three-year period. Amortization of acquired intangible assets is computed using the greater of straight-line over the estimated useful life of the asset or the ratio that current gross revenues for those assets bears to the total current and anticipated future gross revenues related to those assets. The estimated useful life of these assets range from nine months to thirty-six months. Approximately $2,940,000 was allocated to purchased in-process research and development. The purchased in-process research and development cost was charged to results of operations in the third quarter. Net obligations assumed upon acquisition were $5,683,000. Pro forma financial information for this acquisition has not been presented since the pro forma information would not differ materially from the historical results of the Company.

12) Restructuring

In the third quarter of 2001, the Company recorded a pre-tax restructuring charge of $3,142,000. The charge consisted of $1,970,000 for a reduction in force of approximately 100 people, and approximately $1,172,000 for lease commitments for certain field offices being closed and related fixed asset write-downs. The restructuring was in response to lower software license bookings and the expectation of lower revenues in future periods. The staff reductions from this program were completed as of December 31, 2001. At December 31, 2001, approximately $1,006,000 is included in accrued liabilities, related primarily to future minimum lease commitments which expire in 2004. The following table summarizes the status of the restructuring (in thousands):

	Year ended December 31, 2001		
	Employee Severance	Exit Costs	Total
Restructuring charge	$1,970	$1,172	$3,142
Amounts utilized	(1,970)	(166)	(2,136)
Balance at December 31, 2001	—	$1,006	$1,006

13) Subsequent Events

On February 1, 2002, we acquired certain OSS assets from Nortel Networks. With this acquisition, we extended our product portfolio with a leading carrier-class (highly scalable and reliable) service activation product, and several point solutions that allow communications service providers to efficiently manage and deliver differentiated services for Internet Protocol (IP), data, and wireless communications. As a result of the acquisition, we now offer a comprehensive suite of OSS solutions available for wireless, IP, data, and traditional networks and services. The acquisition also strengthens the worldwide scope of our product sales and services through an established presence in Europe.

This acquisition will be accounted for under the purchase method of accounting and, accordingly, the results of the business acquired will be included in the Company's consolidated financial statements beginning February 2, 2002. The purchase price of $35,000,000 cash and the assumption of certain liabilities which are estimated at $8,500,000 will be allocated to the assets acquired and liabilities assumed based on an estimate of fair values at the date of acquisition. The excess of the purchase price over the fair value of the net identifiable assets, when determined, will be allocated to goodwill. The value assigned to intangible assets, primarily technology rights, will be amortized over the estimated useful life of the assets using the greater of straight-line or the ratio that current gross revenues related to those assets bears to the total current and anticipated future gross revenues related to those assets. The value to be allocated to purchased in-process research and development will be charged to earnings in the first quarter of 2002.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance for doubtful accounts:				
Year ended December 31, 2001....................	$ 5,200	$ 8,638	$ 10,667	$ 3,171
Year ended December 31, 2000....................	$ 1,523	$ 6,847	$ 3,170	$ 5,200
Year ended December 31, 1999....................	$ 600	$ 1,750	$ 827	$ 1,523

DIRECTORS

John W. White
Chairman of the Board of Directors
Former Vice-President and Chief Information Officer, Compaq Computer Corporation

Lawrence J. Bouman
Former Senior Vice-President and Chief Technology Officer, LCI International, Inc.

Royce J. Holland
Chairman and Chief Executive Officer, Allegiance Telecom, Inc.

T. Curtis Holmes, Jr.
President and Chief Operating Officer, MetaSolv, Inc.

James P. Janicki
Chief Executive Officer, MetaSolv, Inc.

John D. Thornton
General Partner, Austin Ventures, L.P.

OFFICERS

James P. Janicki
Chief Executive Officer

T. Curtis Holmes, Jr.
President and Chief Operating Officer

Glenn A. Etherington
Chief Financial Officer

Jonathan K. Hustis
Vice-President, Business Services and General Counsel

Joseph W. Pollard
Executive Vice President, Enterprise

Phillip C. Thrasher
Executive Vice President, America's Sales

Sam L. Kelley
Executive Vice President, Services

Michael J. Cullen
Executive Vice President, Engineering

CORPORATE INFORMATION

Form 10-K/Investor Contact

A copy of the Company's Annual Report on Form 10-K for 2001 may be reviewed and printed from its Internet website at www.metasolv.com. Requests for a free copy of the Form 10-K (without exhibits), as well as additional investor information, should be directed to Investor Relations at the Company's corporate office.

Annual Meeting

The annual meeting of MetaSolv's stockholders will be held May 21, 2002, at 10:00 a.m. CDT in the auditorium of the Company's corporate office.

Common Stock and Dividend Information

The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol MSLV. As of February 28, 2002, the Company believes it had approximately 8,250 holders of the common stock, including 103 holders of record. The Company has not paid cash dividends on its common stock, and does not plan to pay cash dividends to its stockholders in the near future. The Company is not bound by any contractual terms that prohibit or restrict the payment of dividends; however, the Company presently intends to retain its earnings to finance future growth of its business. On February 28, 2002, the closing price of the Company's common stock on Nasdaq was $6.07 per share.

CORPORATE OFFICE
MetaSolv, Inc.
5560 Tennyson Parkway
Plano, Texas, 75024
972-403-8300

TRANSFER AGENT
Mellon Investor Services
600 North Pearl Street
Suite 1010
Dallas, Texas 75201
800-635-9270
www.mellon-investor.com

LEGAL COUNSEL
Vinson & Elkins L.L.P.
Dallas, Texas

INDEPENDENT AUDITORS
KPMG LLP
Dallas, Texas

UNITED STATES LOCATIONS

MetaSolv Software, Inc.

Headquarters
Plano, Texas
5560 Tennyson Parkway
Plano, TX 75024

972.403.8300 [Voice]
972.403.8333 [Fax]
800.747.0791 [Toll Free]

Englewood, Colorado
6300 South Syracuse Way
Suite 365
Englewood, CO 80111

303.224.8700 [Voice]
303.224.8759 [Fax]

Huntsville, Alabama
7067 Old Madison Pike
Suite 150
Huntsville, AL 35806

256.922.4700 [Voice]
256.922.4710 [Fax]

McLean, Virginia
7601 Lewinsville Road
Suite 400
McLean, VA 22102

703.917.1300 [Voice]
703.917.1332 [Fax]

INTERNATIONAL LOCATIONS

MetaSolv Software Canada Inc.
4446, boul. St-Laurent
Suite 300
Montréal, Québec
Canada H2W 1Z5

514.904.6400 [Voice]
514.904.6440 [Fax]

MetaSolv Software, Limited
200 Brook Drive
Green Park
Reading, Berkshire RG2 6UB
United Kingdom

+44 118 949 7097 [Voice]
+44 118 949 7297 [Fax]

MetaSolv Software Canada Inc.
190 Attwell Drive
Suite 300
Toronto, Ontario
Canada M9W 6H8

416.674.2727 [Voice]
416.674.2290 [Fax]

MetaSolv Software do Brasil Ltda.
Rio de Janeiro Mourisco
Praia de Botafogo, 501
Bloco B – 2o.andar
Rio de Janeiro, 22250-040
Brazil

+55 212 546 9975 [Voice]
+55 212 546 9976 [Fax]

MetaSolv Software, Limited
90 Long Acre
Covent Garden
London WC2E 9RZ
United Kingdom

+44 207 716 5836 [Voice]
+44 207 716 5718 [Fax]

MetaSolv Software S.A.S.
Sophia Antipolis
ZAC du Font de l'Orme – Bat. C
45, allée des Ormes
06250 Mougins
France

+33 4 92 28 71 48 [Voice]
+33 4 92 28 71 88 [Fax]

WORLD WIDE WEB

www.metasolv.com

www.metasolv.com | salesinfo@metasolv.com